Exhibit 21.1

SUBSIDIARIES OF SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

Name of Subsidiary	Jurisdiction of Organization
Foundation Sub 1, Inc.	Delaware
Foundation Sub 2, Inc.	Delaware
Foundation Sub LLC	Delaware